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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                               (Amendment No. 4)(1)



                        Interneuron Pharmaceuticals, Inc.
                -------------------------------------------------
                                (Name of Issuer)




                          Common Stock, $.001 par value
                -------------------------------------------------
                         (Title of Class of Securities)




                                   460573 10 8
                -------------------------------------------------
                                 (CUSIP Number)




1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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------------------------------                        -------------------------
CUSIP NO.  460573 10 8                 13G            PAGE    2  OF    5  PAGES
         ---------------------                              -----    -----
------------------------------                        -------------------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Lindsay Rosenwald, M.D.
          ###-##-####
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,638,485
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,638,485
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,638,485
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.4%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                                     Page 3 of 5

Item 1(a).        Name of Issuer :

                  Interneuron Pharmaceuticals, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Ledgemont Center
                  99 Hayden Avenue
                  Lexington, Massachusetts 02173

Item 2(a).        Name of Person Filing:

                  Lindsay Rosenwald, M.D.

Item 2(b).        Address of Principal Business Office or if none, Residence:

                  787 Seventh Avenue
                  New York, New York 10019

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value ("Shares")

Item 2(e).        CUSIP Number:

                  460573 10 8

Item 3.           Not Applicable



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                                                                     Page 4 of 5

Item 4.          Ownership:

                 (a) As of December 31, 1997 Dr. Rosenwald beneficially owned 2,638,485 Shares.

                 Includes (i) 7,671 Shares issuable upon exercise of outstanding warrants, (ii) 300,000 Shares which have been pledged in favor of a bank to secure certain lease obligations of an associate of Dr. Rosenwald and (iii) 118,333 Shares issuable upon exercise of options which are exercisable within 60 days. Excludes (i) 66,667 Shares issuable upon exercise of options which, as of December 31, 1997, were not exercisable within 60 days, (ii) 658,481 Shares owned by Dr. Rosenwald's wife, as to which Shares Dr. Rosenwald disclaims beneficial ownership and (iii) 37,800 Shares owned by two limited partnerships, the limited partners of which include Dr. Rosenwald's wife and children, as to which Shares Dr. Rosenwald disclaims beneficial ownership.

                 (b)      Percent of Class: 6.4%.

                 (c)      (i)     Number of shares as to which such person has
                                  sole power to vote or direct the vote:
                                                                      2,638,485.

                          (ii)-(iv) Reference is made to items 6-8 of the cover page.

Item 5.          Ownership of Five Percent or Less of a Class

                 Not Applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                 Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

                 Not Applicable

Item 8.          Identification and Classification of Members of the Group

                 Not Applicable

Item 9.          Notice of Dissolution of Group

                 Not Applicable

Item 10.         Certification

                 Not Applicable




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         FEBRUARY  11, 1998
-----------------------------------------------
         Date

         /s/ Lindsay Rosenwald
-----------------------------------------------
         Signature


         LINDSAY ROSENWALD, M.D.
-----------------------------------------------
         Name/Title